UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2014

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

(201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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EROS INTERNATIONAL PLC

Form 6-K

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

		December 31,	March 31,
	Note	2014 (unaudited)	2014
ASSETS
Non-current assets
Property, plant and equipment		$9,350	$10,166
Goodwill		1,878	1,878
Intangible assets - trade name		14,000	14,000
Intangible assets - content	5	673,663	577,704
Intangible assets - others		1,936	1,515
Available-for-sale financial assets	4	30,319	30,340
Trade receivables and other receivables		10,047	12,056
Deferred tax assets		99	77
Total Non-current assets		$741,292	$647,736

Current assets
Inventories		$516	$566
Trade receivables and other receivables		181,883	111,649
Current tax receivable		288	611
Cash and cash equivalents		197,789	145,449
Total current assets		380,476	258,275

Total assets		$1,121,768	$906,011

LIABILITIES
Current liabilities
Trade and other payables		$26,976	$31,611
Short-term borrowings	6	81,169	92,879
Current tax payable		6,194	4,090
Total current liabilities		$114,339	$128,580

Non-current liabilities
Long-term borrowings	6	$239,325	$165,254
Other long-term liabilities		328	393
Derivative financial instruments	4	16,803	11,483
Deferred tax liabilities		24,122	22,260
Total Non-current Liabilities		$280,578	$199,390

Total liabilities		$394,917	$327,970

EQUITY
Share capital	7	$30,558	$26,322
Share premium		340,153	223,333
Reserves		370,526	342,856
Other components of equity		(45,208)	(39,315)
JSOP reserve		(24,475)	(25,505)

Equity attributable to equity holders of Eros International Plc		$671,554	$527,691
Non-controlling interest		55,297	50,350

Total equity		$726,851	$578,041
Total liabilities and shareholders’ equity		$1,121,768	$906,011

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited; in thousands, except per share amounts)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Note	2014	2013	2014	2013
Revenue	14	$100,405	$87,187	$195,682	$172,174
Cost of sales		(45,064)	(36,695)	(107,793)	(91,359)
Gross profit		55,341	50,492	87,889	80,815
Administrative cost		(11,996)	(12,745)	(33,897)	(28,536)
Operating profit		43,345	37,747	53,992	52,279
Financing costs		(4,000)	(1,995)	(8,443)	(7,137)
Finance income		1,461	309	3,569	1,292
Net finance costs		(2,539)	(1,686)	(4,874)	(5,845)
Other (losses)/ gains	10	(3,883)	(5,758)	(5,770)	(581)
Profit before tax		36,923	30,303	43,348	45,853
Income tax expense		(8,685)	(11,191)	(13,374)	(15,099)
Profit for the period		$28,238	$19,112	$29,974	$30,754

Attributable to:
Equity holders of Eros International Plc		$23,894	$15,765	$22,957	$24,576
Non-controlling interest		4,344	3,347	7,017	6,178

Earnings per share(cents)
Basic earnings per share	9	42.4	39.2	43.0	57.9
Diluted earnings per share	9	41.4	38.9	42.0	57.7

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; in thousands)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2014	2013	2014	2013

Profit for the period	$28,238	$19,112	$29,974	$30,754

Other comprehensive (loss)/income:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(3,262)	1,841	(9,001)	(19,542)
Cash flow hedges
Reclassification to profit and loss	201	308	603	925
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Total other comprehensive (loss)/income for the period	$(3,061)	$2,149	$(8,398)	$(18,617)
Total comprehensive income for the period net of tax	$25,177	$21,261	$21,576	$12,137

Attributable to:
Equity holders of Eros International Plc	$21,806	$17,383	$17,064	$11,804
Non-controlling interest	3,371	3,878	4,512	333

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

		Nine Months Ended December 31,
	Note	2014	2013
Cash flows from operating activities:
Profit before tax		$43,348	$45,853
Adjustments for:
Depreciation		866	519
Share-based payment	8	16,320	13,721
Amortization of intangible film rights and related content	5	82,335	71,566
Amortization of other intangibles assets		371	325
Other non-cash items	11	5,554	(6,372)
Net finance costs		4,874	5,845
(Gain)/loss on disposal of property, plant and equipment		(3)	5
Changes in trade receivables and other receivables		(64,911)	(31,608)
Changes in inventories		28	31
Changes in trade payables and other payables		(2,669)	(764)
Cash generated from operations		86,113	99,121
Interest paid		(6,456)	(5,215)
Income taxes paid		(7,846)	(3,297)
Net cash generated from operating activities		$71,811	$90,609

Cash flows from investing activities:
Advance given to an undertaking	15	(2,465)	—
Purchases of property, plant and equipment		(372)	(90)
Proceeds from disposal of property, plant and equipment		22	12
Purchase of intangible film rights and related content		(192,277)	(128,132)
Purchase of other intangible assets		(829)	(84)
Interest received		2,085	2,004
Net cash used in investing activities		$(193,836)	$(126,290)

Cash flows from financing activities:
Proceeds from issue of share capital, net of transaction costs $6,057 (2013: $Nil)		108,531	50,554
Proceeds from issue of shares by subsidiary		1,457	—
Proceeds from issue out of treasury shares		888	—
Proceeds from issuance of short term debt		9,495	21,291
Repayment of short term debt (net)		(15,184)	(2,875)
Proceeds from long term borrowings, net of transaction costs of $1,790 (2013: $Nil)		91,672	18,095
Repayment of long term borrowings		(17,829)	(13,977)
Net cash generated from financing activities		$179,030	$73,088

Net increasein cash and cash equivalents		57,005	37,407
Effect of exchange rate changes on cash and cash equivalents		(4,665)	(4,007)
Cash and cash equivalents, beginning of period		145,449	107,642
Cash and cash equivalents, end of period		$197,789	$141,042

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

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EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041
Profit for the period	—	—	—	—	—	—	—	—	22,957	—	22,957	7,017	29,974
Other comprehensive (loss)/ income for the period	—	—	(6,496)	—	—	603	—	—	—	—	(5,893)	(2,505)	(8,398)
Total comprehensive (loss)/ income for the period	—	—	(6,496)	—	—	603	—	—	22,957	—	17,064	4,512	21,576
Issue of shares (Net of transaction costs $6,057)	3,990	104,579	—	—	—	—	—	—	—	—	108,569	—	108,569
Share based compensation	246	12,383	—	—	—	—	—	—	3,691	—	16,320	—	16,320
Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	1,022	—	—	1,022	435	1,457
Issue out of Treasury Shares		(142)	—	—	—	—	—	—	—	1,030	888	—	888
Balance as of December 31, 2014	$30,558	$340,153	$(50,354)	$5,802	$1,528	$(2,184)	$(22,752)	$63,225	$330,053	$(24,475)	$671,554	$55,297	$726,851

The accompanying notes form an integral part of these financial statements.

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EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2013	$22,653	$159,547	$(32,742)	$5,802	$1,528	$(4,020)	$(22,752)	$62,097	$271,970	$(25,505)	$438,578	$47,598	$486,176
Profit for the period	—	—	—	—	—	—	—	—	24,576	—	24,576	6,178	30,754
Other comprehensive (loss)/ income for the period	—	—	(13,697)	—	—	925	—	—	—	—	(12,772)	(5,845)	(18,617)
Total comprehensive (loss)/ income for the period	—	—	(13,697)	—	—	925	—	—	24,576	—	11,804	333	12,137
Issue of Shares	3,437	47,278	—	—	—	—	—	—	—	—	50,715	—	50,715
Share based compensation	232	12,114	—	—	—	—	—	—	1,375	—	13,721	—	13,721
Balance as of December 31, 2013	$26,322	$218,939	$(46,439)	$5,802	$1,528	$(3,095)	$(22,752)	$62,097	$297,921	$(25,505)	$514,818	$47,931	$562,749

The accompanying notes form an integral part of these financial statements.

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EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the "Company") and its subsidiaries’ (together with the Company, the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD.

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our Prospectus filed with the U.S. Securities and Exchange Commission on July11, 2014 for the fiscal year ended March 31, 2014 (the "Prospectus"). The condensed interim financial statements for the nine months ended December 31, 2014 were approved by the Eros Board of Directors and authorized for issue on May 14, 2015.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2014.

Accounting and reporting pronouncements not yet adopted

The following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective.

In July 2014, the IASB issued amendments to IFRS 9 – Financial Instruments ("IRFS 9") that introduce a new impairment model and modify the existing classification and measurements guidance. IFRS 9 as amended in 2014 is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact that this amended standard will have on its consolidated financial statements.

In May 2014, the IASB issued two amendments with respect to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 38 “Intangible Assets” (“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of intangible assets. However this presumption can only be rebutted in two limited circumstances:

a)	the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or

b)	it can be demonstrated that revenue and the consumption of economic benefits of the intangible assets are highly correlated. In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for the annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company is currently evaluating the impact that this amendment to IAS 16 and IAS 38 will have on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 “Revenue from Contract with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Program”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfers of Assets from Customers and SIC-31 Revenue - Barter Transactions Involving Advertising Services”. IFRS 15 applies to an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2017. Early adoption is permitted.

IFRS 15 introduces the requirement to identify performance obligation in customer contracts and to recognize revenue when an entity satisfies the performance obligations in the contract. The standard permits entities to transition following either a full retrospective approach or a modified retrospective approach.The Company is currently evaluating the impact that this standard will have on its consolidated financial statements.

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2.	CONCENTRATIONS RISK

Customers

No individual customer accounted for more than 10% of total consolidated revenues for the three and nine months ended December 31, 2014 and 2013. The Group trade receivable does not represent a significant concentration of credit risk as of December 31, 2014 or March 31, 2014 due to the variety of customers and their dispersion across many geographic areas.

3.	SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

4.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis. They are all category Level 2:

Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
	(in thousands)
Derivative assets	887	(887)	-
Total	887	(887)	-

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
	(in thousands)
Derivative liabilities	(17,690)	887	(16,803)
Total	(17,690)	887	(16,803)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at December 31, 2014 are as follows:

	Fair value As at
	December 31, 2014	March 31, 2014
	(in thousands)
2012 Interest Rate Cap	$(887)	$(1,853)
2012 Interest Rate Floor	8,845	6,668
2012 Interest Rate Collar	8,845	6,668
Total	$16,803	$11,483

None of the above derivative instruments is designated in a hedging relationship. A loss of $5,320,000 and a gain of $6,961,000 in the nine months ended December 31, 2014 and 2013 respectively in respect of the above derivative instruments has been charged/(credited) to the income statement within other gains and losses. Fair value of interest rate derivatives has been derived using the binomial model.

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4.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (continued)

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets
(in thousands)

As at December 31, 2014	$30,319

As at March 31, 2014	$30,340

There were no transfers between any Levels in any of the years.

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at December 31, 2014
Film and content rights	$934,610	$(510,490)	$424,120
Content advances	247,217	—	247,217
Film productions	2,326	—	2,326
Non-current content assets	$1,184,153	$(510,490)	$673,663

As at March 31, 2014
Film and content rights	$847,095	$(449,413)	$397,682
Content advances	179,605	—	179,605
Film productions	417	—	417
Non-current content assets	$1,027,117	$(449,413)	$577,704

Changes in the content assets are as follows:

	Nine months ended December 31, 2014	Twelve months ended March 31, 2014
	(in thousands)
Film productions
Opening balance	$417	$1,170
Exchange difference	(21)	(113)
Additions	2,347	—
Transfer to content advances	(417)	—
Transfer to film and content rights	—	(640)
Closing balance	$2,326	$417

Content advances
Opening balance	$179,605	$163,781
Additions (net of impairment loss of $2,780 (2014: $4,081))	188,355	162,495
Exchange difference	(5,726)	(9,706)
Transfer from film productions	417	—
Transfer to film and content rights	(115,434)	(136,965)
Closing balance	$247,217	$179,605

Film and content rights
Opening balance	$397,682	$370,353
Amortization	(82,335)	(99,620)
Exchange difference	(6,661)	(10,656)
Transfer from content assets	115,434	137,605
Closing balance	$424,120	$397,682

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6.	BORROWINGS

An analysis of borrowings is shown in the table below.

	Nominal Interest Rate	Maturity	As at December 31, 2014	As at March 31, 2014
Asset backed borrowings		%

Term loan	BPLR+2.75%	2014-15	$—	$165
Term loan	13.30 – 15.00%	2014-15	263	645
Term loan	10.25%	2017-18	151	12
Term loan	11.30	2019-20	2	9
Term loan	5.00% – 7.00%	2019-20	17	17
Term loan	BPLR+1.80%	2016-17	11,868	16,650
Term loan	BPLR+2.75%	2017-18	3,286	4,384
Term loan	13.10%	2018-19	11,078	—
Term loan	BPLR+2.75%	2018-19	—	2,679
Export credit & overdraft	BPLR+1.00% - 3.50%	—	12,828	15,695
Export credit & overdraft	LIBOR+3.50%	—	22,993	23,997
Short term loan	LIBOR+2.75%	—	—	5,500
			$62,486	$69,753
Unsecured borrowings

Revolving facility	LIBOR +1.90%- 2.90% and Mandatory Cost	2016-17	150,000	158,750
Retail Bond	6.50%	2021-22	77,930	—
Commercial papers	10.00% – 13.00%	—	25,321	13,320
Export credit & overdraft	BPLR+3.90%	—	—	6,735
Short term loan	BPLR+3.50%	—	—	2,775
Other borrowings	10.50%	2021-22	7,766	8,516
			$261,017	$190,096

Nominal value of borrowings			323,503	259,849
Cumulative effect of unamortized cost			(3,009)	(1,716)
Instalments due within one year			(81,169)	(92,879)
Long-term borrowings - at amortized costs			$239,325	$165,254

Base Rate (“BR”) is the interest rate set by the Bank of England. Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Fair value of the long term borrowing as at December 31, 2014 is $256,124,000 (March 2014: $179,106,000). Fair values of long term financial liabilities have been determined by calculating their present values at the reporting date, using fixed effective market rates available to the Company and its subsidiaries. Carrying amount of short term borrowings approximates fair value as the facilities have short maturities and can be repaid at anytime.

In October 2014, Eros completed an offering of 6.50% Retail Bonds (due 2021) (the “Offering”), raising £50,000,000 GBP (USD $77,930,000) in total proceeds net of transaction cost of approximately £1 million (USD $1,791,000). Interest on these bonds is payable biannually on April 15 and October 15 each year.

The terms of the revolving facility require certain prepayments in excess of the permitted financial indebtedness on the occurrence of a capital markets issue. As at December 31, 2014, the Company is required to apply $16,335,000 of the total proceeds from the Offering to prepay outstanding loans. The Company has since renegotiated the terms of the facility and effective from February 13, 2015, no prepayment was necessary.

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7.	ISSUED SHARE CAPITAL

	Number of Shares	Great British Pounds (GBP)
		(in thousands)
Authorized
A ordinary shares of 30p each at December 31, 2014 and March 31 2014	57,778,113	17,333
B ordinary shares of 30p each at December 31, 2014 and March 31 2014	25,555,220	7,667

	Number of Shares			USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares	(in thousands)
As at March 31, 2013	-	-	124,317,367	22,653
Issue of shares on August 12, 2013	-	-	1,431,000	221
Issue of shares on September 18, 2013	-	-	5,029,935	800
Three-for-one stock split and conversion on November 18, 2013	18,037,710	25,555,220	(130,778,302)	23,674
Issue of shares on November 18, 2013	5,481,630	-	-	2,648
As at March 31, 2014	23,519,340	25,555,220	-	26,322
Issue of shares on July 15, 2014	6,675,000	-	-	3,434
Issue of shares on July 23, 2014	112,445	-	-	58
Issue of shares on September 9, 2014	36,000	-	-	18
Issue of shares on November 24, 2014	331,551	-	-	156
Issue of shares on November 25, 2014	668,449	-	-	315
Issue of shares on December 1, 2014	487,500	-	-	246
Shares awarded, yet to be issued (1)	18,600	-	-	9
As at December 31, 2014	31,848,885	25,555,220	-	30,558

(1)  See details in Note 8.

On April 24, 2012, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to effect a three-for-one split of the Company’s share capital, pursuant to which each ordinary share of the Company was subdivided into 3 shares at a par value of GBP 0.30 per share on November 18, 2013. Immediately prior to our listing on the NYSE, all the outstanding ordinary shares were converted into 18,037,710 ‘A’ ordinary shares and 25,555,220 ‘B’ ordinary shares. ‘B’ ordinary shares are held by Beech Investments Limited, Olympus Foundation, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla (collectively, the "Founders Group"). ‘B’ ordinary shares are entitled to ten votes each and ‘A’ ordinary shares are entitled to one vote each on all matters upon which the ordinary shares are entitled to vote. All other rights of the A and B ordinary shares are the same.

On July 9, 2014, Eros completed a follow-on offering on the NYSE of 6,787,445 shares at a price of $14.50 per share to the public, raising $92.3 million in new capital (net of transaction costs of $6.1 million).

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued to fulfill an award to certain independent directors at $15.97 per share.

On September 23 and November 17, 2014, the Company received $10,000,000 and $6,193,000 in respect of a prospective private issue of ‘A’ ordinary shares. 331,551 and 668,449 shares were subsequently issued on November 24 and 25 at $14.96 and $18.68 per share. The shareholder was subsequently appointed as a non-executive Director on December 1, 2014.

On June 5, 2014, the Board approved discretionary vesting of 20% of the applicable JSOP shares. During the three months ended December 31, 2014, 80,704 ‘A’ ordinary shares held by the Company Employee Benefit Trust were exercised by eligible employees.

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8.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending December 31,		Nine months ending December 31,
	2014	2013	2014	2013
	(in thousands)		(in thousands)
JSOP	$442	$47	$1,304	984
IPO India Plan	346	136	444	391
Management Scheme (Staff Share Grant)	5,284	6,869	14,572	12,346
	$6,072	$7,052	$16,320	$13,721

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ Ordinary share options with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These options with $Nil exercise price vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. Subsequent to the end of the period, 487,500 of the 525,000 shares under option were issued on December 1, 2014. These restricted share awards will vest subject to the employee remaining in service until May 31, 2015.None of the awards were forfeited during the period.

On September 12, 2014, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “2014 JSOP deed”) in respect of 242,035 of the available ‘A’ ordinary shares that it already held with an employee. These options, issued at a strike price of $15.34 and fair value of $4.53 each, are subject to service and performance conditions set out in the 2014 JSOP deed. After May 31, 2017, some or all of the shares under the deed will vest automatically when a specified level of total shareholder return and market price per share, as applicable, is met. Until a participant’s rights in these shares vest and any share price condition is met, the rights to vote and receive dividends associated with such unvested shares will remain with the trustee. The level of shareholders’ return is calculated as a percentage movement in the market price of the shares of Eros from the grant date to vesting date.

On April 17, 2012, the Board of Directors approved the grant of 807,648 ‘A’ ordinary share options to certain employees and consultants with an exercise price equal to the initial public offering price per share. On September 24, 2014 the Company granted 674,045 ‘A’ ordinary share options with a fair market value of $5.43 per option. These options with an $11.00 exercise price, subject to continued employment, will vest annually in three equal tranches from the date of grant. Subsequent to September 30, 2014, on October 8, 2014 a further 133,603 ‘A’ ordinary share options were granted to a consultant with no vesting conditions.

On September 24, 2014 the Board of Directors additionally approved a grant of 50,000 ‘A’ Ordinary share options to an employee with a fair market value of $2.94. Subject to continued employment, these options with $14.97 exercise price, vest annually in three equal, annual tranches from the date of grant, with the first tranche vesting immediately. A further, 180,000 options were issued to three employees with a fair market values between $3.41 and $3.94. Subject to continued employment, these options with $16.25 and $18.50 exercise prices, vest 25% in July to October 2015 and the balance in equal monthly tranches over a period of 36 months from the initial vesting portion.

On September 24, 2014, the Board approved a grant of 116,730 ‘A’ ordinary share awards to certain employees.These awards, granted to the employees on October 21, 2014 with $Nil exercise price, subject to continued employment, vest annually in three equal tranches from the date of grant. Fair value of each award was $17.07.

Effective November 30, 2014, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 18,600 ‘A’ ordinary share awards. The shares were issued subsequently on January 16, 2015 and recorded at $21.53 per share, the closing price at the effective date of the settlement agreement.

The vesting and service conditions of all of the other plans are consistent with the arrangements disclosed in the audited consolidated financial statements and related notes included within our Prospectus and in subsequent reports, subject to changes in respect of share numbers and values based on the three to one share consolidation and the conversion to US dollar based share values based on the exchange rate ruling on the date the shares were listed on the NYSE. The charge for these awards and grants has been included in administrative costs in the income statement.

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9.	EARNINGS PER SHARE

	Three months ended December 31,				Nine months ended December 31,
	2014		2013		2014		2013
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings attributable to the equity holders of the parent	$23,894	23,894	$15,765	15,765	$22,957	22,957	$24,576	$24,576
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(151)	—	(113)	—	(283)	—	(97)
Adjusted earnings/loss attributable to equity holders of the parent	$23,894	23,743	$15,765	15,652	$22,957	22,674	$24,576	$24,479

Number of shares
Weighted average number of shares	56,299,181	56,299,181	40,200,510	40,200,510	53,404,054	53,404,054	42,449,756	42,449,756
Potential dilutive effect related to share based compensation scheme	—	1,037,897	—	13,899	—	578,375	—	13,899
Adjusted weighted average number of shares	56,299,181	57,337,077	40,200,510	40,214,409	53,404,054	53,982,429	42,449,756	42,463,655

Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	42.4	41.4	39.2	38.9	43.0	42.0	57.9	57.7

The above table does not split the earnings per share separately for the A Ordinary 30p shares and the B Ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion that occurred in November 2013, retroactively.

10.	OTHER (LOSSES)/ GAINS

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
	(in thousands)
Losses/(gains) on disposal of property, plant and equipment	$—	$5	$(3)	$5
Net foreign exchange losses/(gains)	572	(192)	367	(367)
Net losses/(gains) on held for trading financial liabilities	3,311	(1,959)	5,320	(6,961)
Transaction costs related to equity transactions	—	7,904	86	7,904
	$3,883	$5,758	$5,770	$581

The net losses/(gains) on held for trading financial liabilities in the three and nine months ended December 31, 2014 and 2013, respectively, principally relate to derivative instruments not designated in a hedging relationship.

11.	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses were as follows, except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization.

	Nine months ended December31,
	2014	2013
	(in thousands)
Net loss/(gain) on held for trading financial liabilities	$5,320	$(6,961)
Others	234	589
	$5,554	$(6,372)

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12.	RELATED PARTY

		As at December 31,2014		As at March 31,2014
	Details of	(in thousands)
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$96	—	27	—
550 County Avenue	Rent/Deposit	278	135	241	135
Line Cross Limited	Rent/Deposit	217	—	—	92
NextGen Films Pvt Ltd.	Purchase/Sale	—	16,863	—	16,823
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	512	—	539
Lulla Family	Rent/Deposit	102	401	65	422

Pursuant to a lease agreement that expires on February 28, 2015, our subsidiary Eros International Media Limited ("EIML") leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. Beginning in August 2010, the lease requires EIML to pay $5,000 each month under this lease. Pursuant to a lease that expires in December 31 2015, EIML leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla for $5,000 per month (see deposits in the table above).

Pursuant to a lease agreement that expires on March 31, 2015, the Group leases for U.S. corporate offices, the real property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a Director. The current lease commenced on April 1, 2010 and requires the Group to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries. The current lease commenced on November 19, 2009 and requires the Company to pay $159,500 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd on June 27, 2006, the Group agreed to pay $248,000 in the nine months ended December 31, 2014 as an annual fee set each year by its Board of Directors of $339,000, in the year ended March 31, 2014, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries.

The Group has engaged in transactions with NextGen Films Pvt. Ltd, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. NextGen Films Pvt. Ltd. sold film rights of $19,445,000 and $12,483,000 to the Group in the nine months ended December 31, 2014 and 2013 respectively. NextGen Films Pvt. Ltd. purchased film rights, including production services of $273,000 and $3,062,000 in the nine months ended December 31, 2014and 2013 respectively.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, each of which involved the purchase and sale of film rights. Everest Entertainment Pvt. Ltd. sold film rights of $Nil and $1,000 to the Group in the nine months ended December 31, 2014 and 2013 respectively.

All of the amounts outstanding are unsecured and will be settled in cash.

As at December 31, 2014, the group has provided corporate guarantees to banks for $32,500,000 (March 31, 2014: $26,306,000) in connection with borrowings by NextGen Films Pvt. Ltd in respect of certain film content capital commitments. The Company did not earn any fees to provide the financial guarantee.

13.	CONTRACTUAL OBLIGATIONS

	Total	1 Year	2 to 5 Years
	(in thousands)
As at December 31, 2014	$184,128	$45,560	$138,569
As at March 31, 2014	$180,050	$69,999	$110,051

The Group also has certain contractual arrangements in relation to certain contractual content commitments that would require the Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Group expects that these contingent guarantees totaling at December 31, 2014 $99,756,000 (March 31, 2014: $94,518,000), will become due within the timeframe above.

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14.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. The Company distributes its film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world. Revenues are presented based on customer location:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
	(in thousands)
Revenue by customer location
India	$41,791	$43,213	$83,974	$86,614
Europe	14,053	8,315	28,881	17,870
North America	6,097	3,162	12,389	9,075
Rest of the world	38,464	32,497	70,438	58,615
Total Revenue	$100,405	$87,187	$195,682	$172,174

	India	North America	Europe	Rest of the World
	(in thousands)
Assets
As of December 31, 2014	$255,310	$313	$65,226	$379,978
As of March 31, 2014	$245,887	$28	$39,618	$319,730

15.	PROPOSED UNDERTAKING ACQUISITION

On June 9, 2014, our subsidiary undertaking EIML executed a binding term sheet ("Term Sheet") to acquire a controlling stake in Universal Power Systems Private Limited (“Techzone”), a company involved in mobile value added services that has a billing integration in place with major telecom operators in India. EIML has made an advance of $2.5 million to Techzone ahead of completion of transaction to provide working capital. Subsequently, EIML has entered into a share purchase agreement ("Share Purchase Agreement") dated February 24, 2015 with Techzone and its promoters to acquire the entire shareholding of Techzone from its promoters (“Transaction”). The Transaction will conclude upon receipt of applicable regulatory approvals and fulfillment of other closing conditions listed in the Share Purchase Agreement.

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ITEM 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Prospectus.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this report. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Prospectus on Form F-1 filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended December 31,			Nine Months Ended December 31,
(dollars in millions)	2014	2013	% change	2014	2013	% change

Revenue	$100.4	$87.2	15.1	$195.7	$172.2	13.6

Gross Profit	55.3	50.5	9.5	87.9	80.8	8.8

Operating profit	43.3	37.7	14.9	54.0	52.3	3.3

Adjusted EBITDA(1)	49.2	45.3	8.6	71.2	67.2	6.0

(1)	A reconciliation of the non-GAAP financial measures discussed within this filing to our IFRS net income is shown on Pages 20 and 21.

Constant currency comparable revenues for the three months ended December 31, 2014 and the three months ended December 31, 2013 were $100.4 million and $87.7 million, respectively, based on the average rates of exchange for the three months ended December 31, 2014. In the nine months ended December 31, 2014 and the nine months ended December 31, 2013, constant currency comparable revenues were $195.7 million and $169.8 million, respectively, based on the average rates of exchange for the three and nine months ended December 31, 2014. The average rates of exchange used to convert Indian Rupee to U.S. dollars were INR 60.9 to $1.00 and INR 60.1 to $1.00, for the three and nine months ended December 31, 2014, and December 31, 2013, respectively.

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Revenue

Revenue increased by 15.1% to $100.4 million in the three months ended December 31, 2014, compared to $87.2 million in the three months ended December 31, 2013. For the nine months ended December 31, 2014, revenue increased by 13.6% to $195.7 million, compared to $172.2 million in the nine months ended December 31, 2013. Eros released 13 new films in the three months ended December 31, 2014, of which there were three high budget films, compared to 15 films in the three months ended December 31, 2013, of which three were high budget films. Eros released 43 new films in the nine months ended December 31, 2014, compared to 41 in the nine months ended December 31, 2013, which were comprised of the following:

	Three months ended
	December 31, 2014	September 31, 2014	June 30, 2014
High budget film releases	3	1	1
Medium budget film releases	1	3	3
Low budget film releases	9	17	5
Total new film releases	13	21	9

	Three months ended
	December 31, 2013	September 31, 2013	June 30, 2013
High budget film releases	3	—	—
Medium budget film releases	2	5	6
Low budget film releases	10	5	10
Total new film releases	15	10	16

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended December 31, 2014, the aggregate revenues from theatrical, television syndication and digital and ancillary were $42.8 million, $36.3 million and $21.3 million, respectively, compared to $41.3 million, $33.0 million and $12.9 million, respectively, for the three months ended December 31, 2013. For the nine months ended December 31, 2014, the aggregate revenues from theatrical, television syndication and digital and ancillary were $79.1 million, $75.4 million and $41.2 million respectively, compared to $77.9 million, $65.0 million and $29.3 million, respectively, for the nine months ended December 31, 2013.

Revenue by customer location from India decreased 3.2% to $41.8 million in the three months ended December 31, 2014, compared to $43.2 million in the three months ended December 31, 2013. In the nine months ended December 31, 2014, revenue by customer location in India decreased 3.0% to $84.0 million, compared to $86.6 million in the nine months ended December 31, 2013.

Revenue from Europe increased 69.9% to $14.1 million in the three months ended December 31, 2014, compared to $8.3 million in the three months ended December 31, 2013. In the nine months ended December 31, 2014, revenue from Europe increased 61.5% to $28.9 million, compared to $17.9 million in the nine months ended December 31, 2013.

Revenue from North America increased 90.6% to $6.1 million in the three months ended December 31, 2014, compared to $3.2 million in the three months ended December 31, 2013. In the nine months ended December 31, 2014, revenue from North America increased 36.3% to $12.4 million, compared to $9.1 million in the nine months ended December 31, 2013.

Revenue from the rest of the world increased 18.5% to $38.5 million in the three months ended December 31, 2014, compared to $32.5 million in the three months ended December 31, 2013. In the nine months ended December 31, 2014, revenues from the rest of the world increased 20.1% to $70.4 million, compared to $58.6 million in the nine months ended December 31, 2013.

Cost of sales

Cost of sales increased by 22.9% to $45.1 million in the three months ended December 31, 2014, compared to $36.7 million in the three months ended December 31, 2013, primarily due to an increase in amortization costs of $3.7 million, from $28.1 million in the three months ended December 31, 2013 to $31.8 million for the three months ended December 31, 2014, reflecting additions to the catalogue films and prior released content. In addition, the Company incurred content impairment charges of $2.0 million in the three months ended December 31, 2014 as compared to no charges in the three months ended December 31, 2013.

Cost of sales increased 17.9% to $107.8 million in the nine months ended December 31, 2014, compared to $91.4 million in the nine months ended December 31, 2013, primarily due to an increase in amortization costs from $71.6 million in the nine months ended December 31, 2013 to $82.3 million in the nine months ended December 31, 2014, reflecting additions to the catalogue films and prior released content. In addition, the Company incurred content impairment charges of $2.8 million in the nine months ended December 31, 2014 as compared to no charges in the nine months ended December 31, 2013.

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Gross profit

Gross profit was $55.3 million in the three months ended December 31, 2014, compared to $50.5 million in the three months ended December 31, 2013. The increase is primarily attributable to increased revenues in proportion to costs generated by the new release slate, as well as the timing of contribution of revenue from catalogue sales. As a percentage of revenues, our gross profit margin was 55.1% in the three months ended December 31, 2014, compared to 57.9% in the three months ended December 31, 2013.

For the nine months ended December 31, 2014, gross profit was $87.9 million, compared to $80.8 million in the nine months ended December 31, 2013, primarily due to an increase in revenues in proportion to costs generated by the new release slate as well as the timing of contribution of revenue from catalogue sales. As a percentage of revenues, our gross profit margin was 44.9% in the nine months ended December 31, 2014 compared to 46.9% in the nine months ended December 31, 2013.

Income Taxes

The provisions for income taxes on income were $8.7 million and $11.2 million for the three months ended December 31, 2014 and 2013, respectively. The provisions for income taxes on income were $13.4 million and $15.1 million for the nine months ended December 31, 2014 and 2013, respectively. Effective income tax rates were 18.8% for the three months ended December 31, 2014 and 20.6% for the nine months ended December 31, 2014, excluding non-deductible share based payment charges and losses on fair valuation of derivatives.

Adjusted EBITDA

Adjusted EBITDA was $49.2 million in the three months ended December 31, 2014, compared to $45.3 million in the three months ended December 31, 2013. The increase reflects the increased gross profit in the period offset partially by higher administrative costs as the Company invests in growing its digital revenues. In the nine months ended December 31, 2014, Adjusted EBITDA was $71.2 million compared to $67.2 million in the nine months ended December 31, 2013, the increase was principally due to the increased gross profit for the period.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs related to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital Changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

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Adjusted EBITDA

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
	(in millions)
Net income	$28,238	$19,112	$29,974	$30,754
Income tax expense	8,685	11,191	13,374	15,099
Net finance costs	2,539	1,686	4,874	5,845
Depreciation	259	160	866	519
Amortization (1)	123	73	371	325
Share based payments (2)	6,073	7,051	16,320	13,721
Net losses/(gains) on held for trading financial liabilities	3,311	(1,959)	5,320	(6,961)
Transaction costs related to equity transactions	—	7,904	86	7,904
Adjusted EBITDA	$49,228	$45,218	$71,185	$67,206

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

Sources and uses of cash

Net cash from operating activities in the nine months ended December 31, 2014 was $71.8 million compared to $90.6 million in the nine months ended December 31, 2013, a decrease of 20.8%, due to a decrease in profit before tax of 2.5 million, and an increase in working capital of $67.6 million in the nine months ended December 31, 2014, primarily due to a an increase in trade and other receivables of $64.9 million and a $2.7 million increase in trade and other payables, compared to a $31.6 million increase in trade and other receivables and a $0.8 million increase in trade and other payables in the nine months ended December 31, 2013.

Net cash used in investing activities in the nine months ended December 31, 2014 was $193.8 million, compared to $126.3 million in the nine months ended December 31, 2013, an increase of 53.5%, reflecting a higher investment in film content. Our investment in film content in the nine months ended December 31, 2014 was $192.3 million, compared to $128.1 million in the nine months ended December 31, 2013, an increase of $64.1 million.

Net cash from financing activities in the nine months ended December 31, 2014 was $179.0 million, compared to $73.1 million in the nine months ended December 31, 2013, an increase of 145.0%, principally due to the proceeds of issue of share capital of $108.5 million in the nine months ended December 31, 2014 as compared to $50.6 million in the nine months ended 31 December, 2013 and the repayment of long term debts of $17.8 million in the nine months ended December 31, 2014 as compared to the repayment of long term debts of $14.0 million in the nine months ended 31 December , 2013.

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PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 1A. Risk Factors

Our risk factors have not changed materially since March 31, 2014. Disclosure about our existing risk factors is set forth in “Risk Factors,” in the Prospectus.

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds

a)	Sales of Unregistered Securities

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ Ordinary share options with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These options with $Nil exercise price vest subject to certain share price conditions being met on or before May 31, 2015 and employee remaining in service until May 31, 2015. Subsequent to the end of the period, 487,500 of the 525,000 shares under option were issued on December 1, 2014. These restricted share awards will vest subject to the employee remaining in service until May 31, 2015. None of the awards were forfeited during the period.

Effective November 30, 2014, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 18.600 ‘A’ ordinary share awards. The shares were issued subsequently on January 16, 2015, and recorded at $21.53 per share, the closing price at the effective date of the settlement agreement.

The sales of the above securities were exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act, or Rule 701 promulgated thereunder as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

b)-c)

Not applicable.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2015	Eros International Plc

	By:	/s/ Jyoti Deshpande
Name: Jyoti Deshpande
Title: CEO and Managing Director

	By:	/s/ Andrew Heffernan
Name: Andrew Heffernan
Title: Chief Financial Officer

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